Nations Funds Trust
File Nos. 333-89661; 811-9645

Application For Withdrawal of Post-Effective Amendment No. 19 under the Securities Act of 1933 and Amendment No. 20 under the Investment Company Act of 1940

            In connection with the registration of Nations Funds Trust (the "Trust") under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to Rule 477 under the 1933 Act, the Trust hereby submits an Application (the "Application") for Withdrawal of its Post-Effective Amendment No. 19 under the 1933 Act and Amendment No. 20 under the 1940 Act (the "Amendment"), filed March 8, 2002 Accession No. 0000950109-02-001237.

            Pursuant to discussions with Linda Stirling, the Trust’s examiner, and in consultation with Frank Donaty, a Securities and Exchange Commission ("Commission") Branch Chief, we have determined to make the contemplated changes to one of the Trust’s series via a different filing with the Commission.

            Registrant hereby requests that an order be issued granting its Application for Withdrawal of the Amendment as soon as is practicable.

       NATIONS FUNDS TRUST

       BY: /s/ Richard H. Blank, Jr.
       Richard H. Blank, Jr.
       Secretary, and as Attorney-in-Fact for
       A. Max Walker, President